FactSet Research Systems Inc.

601 Merritt 7

Norwalk, Connecticut 06851

203.810.1000 / 203.810.1001 Fax

January 15, 2008

Via U.S. Mail and EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	FactSet Research Systems Inc.

Form 10-K for the Fiscal Year Ended August 31, 2007

Definitive Proxy Statement on Schedule 14A

File No. 001-11869

Dear Mr. Krikorian:

On behalf of FactSet Research Systems Inc. (“FactSet” or the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated December 20, 2007. For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and the Company has set forth below the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

Form 10-K for the Fiscal Year Ended August 31, 2007

Consolidated Statements of Cash Flows, page 34

1.	We note that you have recorded excess income tax benefits from share-based payment arrangements as a cash inflow from financing activities in fiscal years 2007 and 2006. Please tell us your consideration for separately presenting a corresponding cash outflow from operating activities for these excess tax benefits pursuant to paragraph 23.c of SFAS No. 95 and paragraph A96 of SFAS No. 123R. In addition, please tell us where you have classified the excess tax benefit within your cash flows from operating activities in fiscal years 2007 and 2006 and why you believe that offsetting the excess tax benefits against changes in other operating cash flow activities is appropriate.

Response:

The Company has recorded excess tax benefits from share-based payment arrangements as a cash inflow from financing activities for the years ended August 31, 2007 and 2006, respectively. In addition, the corresponding cash outflow from operating activities for these excess tax benefits are presented under the caption “Taxes Payable” within cash flows from operating activities.

The Company believes that recording the excess tax benefits within the cash flow caption “Taxes Payable” is appropriate because:

1.	A reader is readily able to determine the actual dollar value of the cash outflow from operating activities for these excess tax benefits by looking at the dollar value in the caption “Income tax benefits from stock option exercises,” located as a cash inflow from financing activities.

2.	The excess tax benefit directly impacts taxes payable on the balance sheet. Accordingly the Company presented excess tax benefits within “Taxes Payable” in the Operating section of the cash flow and appropriately did not aggregate any balance sheet amounts.

3.	The Company’s understanding of the guidance in paragraph 23.c of SFAS No. 95 and paragraph A96 of SFAS No. 123R does not specifically require segregation of the excess tax benefits in a separate caption within the operating activities section of the cash flow statement.

Note 2. Accounting Policies, page 36

Revenue Recognition, page 36

2.	It appears that you changed your accounting policy with respect to the classification of clearing fees from recording them as cost of services to recording them as a reduction of revenue in the third quarter of fiscal year 2006. That is, your current disclosure states, “clearing fees are recorded as a reduction to revenues in the period incurred…” while your disclosure in periodic filings prior to the third quarter of fiscal year 2006 stated that “clearing fees are expenses as a cost of service in the period incurred…” Please clarify how your reporting of this change complied with the provisions of APB Opinion No. 20 (or SFAS No. 154 if adopted). In addition, tell us what accounting literature you applied in making the determination that clearing fees should be recorded as a reduction to revenues. Tell us whether you currently record clearing fee recoveries as revenue or a reduction to cost of sales on your statement of operations.

Response:

The Company regrets that a typographical error was included in its quarterly periodic filings prior to the third quarter of fiscal 2006 in regards to clearing fees. The reference to “clearing fees, net of recoveries” within the cost of services accounting policy description was inaccurate and should have been removed. The error was subsequently corrected in the Company’s third quarter fiscal 2006 Form 10-Q. The Company did not change the reporting of clearing fees during the third quarter of fiscal 2006 or during any period subsequent to that date, thus APB Opinion No. 20 (and SFAS No. 154 which was adopted by the Company in fiscal 2007) is not applicable.

Effective August 2003, the Company changed its accounting policy with respect to the classification of clearing fees from expensing them as a cost of service in the period incurred to recording them as a reduction of revenues in the period incurred. Since that time, the Company has consistently recorded clearing fees as a reduction of revenues in the period incurred (at the time that a client executes securities transactions through the clearing broker). This practice is consistent with the conclusions the Company reached with the Commission after the last formal SEC comment letter issued in 2003. The Company applies the guidance of SAB 104 to determine that the Company’s subscriptions represent a single earnings process and that clearing fees should be recorded as a reduction to revenues in the period incurred. Clearing fees recoveries are recorded as revenue in the Company’s statement of operations for all periods presented in the Fiscal 2007 Form 10-K.

Note 3. Common Stock and Earnings per Share, page 43

3.	Please tell us your consideration of disclosing the share amounts of all dilutive securities that affect earnings per share pursuant to paragraph 40.a of SFAS No. 128.

Response:

In accordance with paragraph 40(a) of SFAS No. 128, a reconciliation of the numerators and the denominators of the basic and diluted earnings per share computation for income from continuing operations are presented. In each year presented, the Company includes the individual income and share amount effects of all securities that affect earnings per share. Assumed conversions contain only stock option conversion and restricted stock awards (as indicated in Note 3). The dilutive effect of stock options and restricted stock awards were combined as the number of restricted stock awards is not significant (less than 5% of the total dilutive effect in each period presented). The captions utilized are consistent with Illustration 2 in Appendix C of SFAS No. 128 and the Company believes that the combination of restricted stock awards and stock option awards is not misleading to the reader (and user) of the financial statements. The Company will separately disclose the amount of restricted securities or any other dilutive securities in prospective filings if they become material.

Item 9A. Controls and Procedures, page 55

4.	Please tell us whether the Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e) and 15d-15(e) under the Exchange Act.

Response:

The Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) concluded that the Company’s disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934. In addition, the Company regrets that a typographical error was included in the submission of Item 9A, under the paragraph “Evaluation of Disclosure Controls and Procedures,” in referencing “material information required to be filed in the quarterly report.” The conclusion regarding the disclosure controls and procedures was made as of the end of the period covered by the report, which was the signature date evidenced in Management’s Report on Internal Control over Financial Reporting. Item 9A should have stated the following:

“Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company’s management, including the principal executive officer and principal financial officer, the Company has evaluated the effectiveness of its disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this report. Based on that evaluation, the principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.”

The amended disclosure will be provided in all prospective filings.

5.	You state that your Chief Executive Officer and Chief Financial Officer have concluded that the company’s disclosure controls and procedures are effective in ensuring that all material information required to be filed “in this quarterly report” has been made known to them in a timely fashion. Your CEO and CFO must assess the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report in which the conclusion is stated. Please confirm that management’s conclusion regarding the effectiveness of your disclosure controls and procedures applies to your annual report on Form 10-K.

Response:

As indicated in the response above to Comment 4, the Company’s Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) assessed the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report and concluded that the Company’s disclosure controls and procedures are effective, as defined in Rules 13a-15(e) and 15d-15(e). The fiscal 2007 Annual Report on Form 10-K included a typographical error regarding a “quarterly” report when the report should have stated “annual report on Form 10-K.” The conclusion regarding the disclosure controls and procedures was made as of the end of the period covered by the report, which was the signature date evidenced in Management’s Report on Internal Control over Financial Reporting.

The amended disclosure will be provided in all prospective filings.

Signatures, page 59

6.	We note the filing is not signed by your controller or principal accounting officer, or someone so designated. Please include this signature in your amended filing.

Response:

The Company inadvertently neglected to specifically disclose its principal accounting offer. The Company will specifically disclose the Principal Accounting Officer in all prospective filings.

Exhibits 31.1 and 31.2

302 Certifications

7.	Note that the language of the certifications required by Item 60(b)(31) of Regulation S-K must be provided exactly as stated therein. See SEC Release No. 34-46427 (August 28, 2002) and the Division of Corporation Finance Staff Alert (March 4, 2005) available on our website at www.sec.gov. Revise your certifications to remove the title of the officers from the first sentence pursuant to the format of the certifications in Item 601(b)(31) of Regulation S-K.

Response:

The language utilized by the Company in the certifications required by Item 601(b)(31) of Regulation S-K included the title of the officers in the first sentence. The Company acknowledges the rule and will remove the title of the officers from the first sentence in all prospective filings

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

8.	Although you provide a general discussion of your policies relating to your bonus and long-term equity components of your compensation program, please include a more focused discussion that not only sets forth the actual amounts awarded under these elements but also provides substantive analysis and insight into how the Committee determined the actual award amounts. Discuss and analyze how the Compensation Committee determined the actual size of the bonus payments and the number of shares underlying the stock option awards as well as the number of threshold, target and maximum number of shares underlying the performance share awards.

Response:

The Company’s disclosure reflects its policies relating to the bonus and long-term equity components of its compensation program for Named Executive Officers. The bonus amounts (non-equity compensation) and long term equity components (options) are not determined by a predefined formula. Rather they are judgmental and based upon achievement of individual goals, overall company performance for the fiscal year and a review of compensation at peer companies for each Named Executive Officer. Management prepares for the Compensation Committee for each Named Executive Officer, a written performance appraisal, a compensation peer review and compensation change recommendation. The recommendations are revised by the Compensation Committee based on a review and discussion of the aforementioned information (page 16 of the proxy).

It should be noted that the recommendation for options are expressed in dollar terms. This provides clarity regarding the exact value of the option and total compensation recommendation. The dollar value is converted to options based on the valuation of an option on the grant date.

The non-equity incentive compensation for each of the Named Executive Officers in 2007 was as follows (with the percentage increase over bonuses in 2006 in parentheses): Mr. Hadley— $615,000 (13.9%); Mr. DiChristina—$615,000 (13.9%); Mr. Frankenfield— $460,000 (21.1%); Mr. Walsh— $445,000 (32.8%); and Mr. Kennedy— $365,000 (28.1%).

The dollar value of option awards for each of the Named Executive Officers in 2007 was as follows (with the percentage increase over awards in 2006 in parentheses): Mr. Hadley—$265,308 (35.9%); Mr. DiChristina—$256,308 (16.8%); Mr. Frankenfield—$205,617 (30.6%); Mr. Walsh—$229,689 (32.5%); and Mr. Kennedy—$149,594 (33.3%).

In the beginning of the fiscal year Management provided the Compensation Committee with performance targets that correlate to “Below”, “Expected”, “Excellent” and “Superlative” results for annualized subscription value growth (a forward looking indicator of revenue). The Company’s EPS targets are also implied in that the Company is managed each year with the goal of EPS growth being equal to or greater than revenue growth. These targets are detailed for each geographic region managed by a Named Executive Officer and for the Company in aggregate. Overall, the Compensation Committee determined that the Company achieved the “Excellent” performance level as its growth of annualized subscription value accelerated to 22% and EPS growth was 30% for fiscal 2007. The Compensation Committee also considered qualitative comments pertaining to each Named Executive Officers’ goals and performance gathered during the Company’s standard review process for all employees. Although no specific levels of compensation were tied to the achievement of these goals, the Compensation Committee took such performance into account in awarding bonuses and option awards.

The Compensation Committee also considered the compensation levels of similarly situated Named Executive Officers at companies determined to be comparable by the Compensation Committee. These peer companies were Advent Software, Inc., The Advisory Board Company, Arbitron, Inc., The Corporate Executive Board Company, IHS Inc., Interactive Data Corporation and Morningstar, Inc. The materials presented to the Compensation Committee detailed the peer company compensation by type, including salary, bonus and equity awards. The Compensation Committee concluded that the aggregate compensation approved for each Named Executive Officer fell within the range of compensation offered by the peer companies, but towards the lower end of that range. In each case, the total compensation package granted to each Named Executive Officer was found to be below the average compensation for each analogous peer named executive officer.

The Committee has not designated target levels of performance that would enable an executive to qualify for an exact amount or a range of compensation levels, whether in the form of salary, non-equity incentive awards or option awards. Neither the Company nor the Compensation Committee has determined threshold, target and maximum payments for salaries or the actual size of bonus payments related to the Company’s performance, nor have they set the threshold, target and maximum number of shares underlying the performance share awards as related to the Company’s performance. Only the vesting of performance based options is linked to specific growth targets of the Company as a whole, not any individual Named Executive Officer’s performance.

The Compensation Committee has determined to compensate Messrs. Hadley and DiChristina in tandem for fiscal 2007, as it has done in prior years. The equal compensation is viewed as a means of compensating Mr. Hadley, as Chairman and Chief Executive Officer, and Mr. DiChristina, as President and Chief Operating Officer, as a strong management team. The Compensation Committee has also considered all compensation to Named Executive Officers at the same time generally as awards and determination of compensation for the Company’s pools, both bonus and equity incentive awards. There were no off-cycle option grants to Named Executive Officers. It should also be noted that no Named Executive Officer participates in any Compensation Committee discussions of that executive’s own compensation.

9.	Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402 (b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards.

Response:

Each compensation component and the Compensation Committee’s decisions regarding these elements are considered as part of a collective package of compensation to each individual Named Executive Officer. The Committee members discuss what they believe to be appropriate levels of compensation in their business judgment. Each element of compensation is considered independently for overall soundness of the level of compensation in relation to the amounts awarded other individuals. In addition, each Named Executive Officer’s compensation as a whole is considered in comparison to other executives and employees of the Company. The Compensation Committee has not considered any forms of compensation other than salary, non-equity incentive compensation and option awards. The Committee did not engage in any further quantitative or qualitative analyses regarding its decision to make specific compensation awards or regarding any particular type of award or form of compensation. Please additionally see the Company’s response to Question 8 above and Question 10 below.

10.	Item 402(b)(2)(v)-(vii) of Regulation S-K requires appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. Please revise to provide appropriate quantitative disclosure in this regard. To the extent you believe that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

Response:

In the beginning of the 2007 fiscal year Management provided the Compensation Committee with performance targets that correlate to “Below”, “Expected”, “Excellent” and “Superlative” results for annualized subscription value growth (a forward looking indicator of revenue). The Company’s EPS targets are also implied in that the Company is managed each year with the goal of EPS growth being equal to or greater than revenue growth. These targets are detailed for each geographic region managed by a Named Executive Officer and for the Company in aggregate. Overall, the Compensation Committee determined that the Company achieved the “Excellent” performance level as its growth of annualized subscription value accelerated to 22% and EPS growth was 30% for fiscal 2007.

With regard to the cash compensation (salary and bonus) and non-performance based stock awards to Named Executive Officers, the Company and the Compensation Committee consider calculations of growth of annualized subscription value, including organic growth. The growth figures do not, however, correlate to any target compensation levels, but rather inform the Compensation Committee generally as to the performance of the Company. No other specific items of corporate performance are taken into account in making compensation decisions.

With regard to performance-based option awards, the Company will be required to review its two year compounded growth rate of organic annualized subscription value to determine the number of nonqualified performance-based options that a Named Executive Officer will be entitled to receive, based on levels ranging from “Below Expectations”, to “Expected,” “Excellent” and “Superlative”. The following table sets forth the percentage of option granted that will be available to vest at the end of the two-year measurement period based on performance levels achieved by the Company. All Company employees granted performance-based options are eligible to have options vest on the same basis as the Named Executive Officers.

Performance Level	Applicable Performance
Below Expectations	0%
Expected	20%
Excellent	60%
Superlative	100%

The Compensation Committee exercised complete discretion over all cash and non-performance based option awards to the Named Executive Officers. Since the only compensation tool currently tied to performance in a predefined formula is performance-based stock option awards, and since the first two-year measurement period has not yet concluded, the Compensation Committee has not yet been in a position to exercise any discretion over amounts eligible to vest. All Named Executive Officers and in fact all employees awarded performance-based options are subject to the same performance goals relating to such options. The Company has disclosed in its Annual Report on Form 10-K the financial ramifications of a change in the performance level currently estimated by the Company.

The Company has not implemented any forms of compensation structured to reflect a Named Executive Officer’s individual performance and/or individual contribution to the Company’s performance.

With regard to the specific terms of the performance-based option awards, the Company believes that disclosure of performance levels would cause substantial harm to the Company’s competitive position. The

Company notes that the Staff has made reference in Instruction 4 to Item 402(b) to regulations adopted by the Staff to accord confidential treatment to certain information submitted by registrants under the Act that is not subject to disclosure under the Freedom of Information Act (“FOIA”). 17 C.F.R. § 200.80. The Company is not required to seek confidential treatment under the procedures in Securities Act Rule 406 and Exchange Act Rule 24b-2 if it determines that the disclosure would cause competitive harm in reliance on Instruction 4, but must apply the same standard as required in an application for confidential treatment. In particular, Section 552(b) of FOIA exempts from the class of materials that agencies must disclose publicly “commercial or financial information obtained from a person and privileged or confidential”. 5 U.S.C. § 552(b)(4)(1966) (hereinafter referred to as “Exemption 4”). Commercial or financial information is “confidential” for purposes of Exemption 4 if disclosure of the information is likely to “cause substantial harm to the competitive position of the person from whom the information was obtained”. National Parks & Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). The Company respectfully submits that with regard to the performance-based option awards, the performance-related factors including the levels of annualized subscription values (a forward looking indicator of revenue) and EPS figures associated with each performance level considered by the Compensation Committee constitutes confidential commercial and financial information, the disclosure of which would result in competitive harm for the Company.

Upon grant, the Company does estimate that with regard to the performance levels associated with performance based options, the “Expected” level is very likely and should be achieved, that the “Excellent” level is not probable and is very difficult to achieve, and that the “Superlative” level is not probable and is highly unlikely to be achieved. A historical analysis of the likelihood of achieving the various performance levels is not possible since these types of options have not been awarded before. Using simple historical calculations would not take into account employees’ additional diligence in light of the goal of achieving the performance level needed to earn the vesting of options at a particular level.

Executive Compensation, page 17

Grants of Plan-Based Awards, page 18

11.	You state that the amounts of the annual cash incentive compensation earned in fiscal 2007 by [y]our NEOs are included in the “Non-Equity Incentive Plan Compensation” column of the 2007 Summary Compensation Table,” yet there is no such column appearing in the summary compensation table. Further, it does not appear as though you provided non-equity incentive compensation under an incentive plan, as that term is defined in Item 402(a)(6) of Regulation S-K. Please advise.

Response:

The Company was in error in that the annual cash incentive compensation was included in the “Bonus” column. The Staff’s inference is correct in that the Company did not provide non-equity incentive compensation under an incentive plan, as that term is defined in Item 402(a)(6) of Regulation S-K, and therefore the applicable columns were omitted. Reference to Non-Equity Incentive Plan Compensation was made in error. This disclosure will be provided in all prospective proxy filings.

12.	It appears as though you have omitted the table required by Item 402(d) of Regulation S-K. If the table provided on page 18 is meant to serve as the Grants of Plan-Based Awards Table, your presentation is not consistent with the format mandated by Item 402(d) of Regulation S-K and you should provide us with your basis for providing tabular information that deviates so significantly from the format set forth in the rules. If the table is meant to serve as a supplement to the information required by Item 402(d), please provide an accessible and easy-to-understand description of how investors should utilize the data contained in the table, which, we note, employs the use of fifteen columns.

Response:

The Company provided information in addition to that required by the table required by Item 402(d) and had added additional columns. The additional information will be provided instead in footnote format. The revised disclosure is set forth below. This disclosure, appropriately modified, will be provided in all prospective proxy filings.

Grants of Plan-Based Awards

Non-Equity Incentive Compensation. The Company did award non-equity incentive compensation during fiscal 2007 to its Named Executive Officers.

Option Awards. The following table provides more detailed information regarding the Option Awards reported in the Summary Compensation Table above.

Estimated Future Payouts Under

Equity Incentive Plan Awards (#)(2)

Name	Grant Date	Approval Date (1)	Threshold	Target	Maximum	All Option Awards: Number of Securities Underlying Options (#)	Exercise Price ($)	Grant Date Fair Value of Option Awards ($)(3)
Philip A. Hadley	8/14/07	8/7/07	—	5,485	27,426	45,293	$59.36	$900,015
Michael F. DiChristina	8/14/07	8/7/07	—	5,485	27,426	45,293	$59.36	$900,015
Michael D. Frankenfield	8/14/07	8/7/07	—	4,876	24,378	40,259	$59.36	$799,985
Peter G. Walsh	8/14/07	8/7/07	—	4,876	24,378	40,259	$59.36	$799,985
Kieran M. Kennedy	8/14/07	8/7/07	—	3,961	19,807	32,711	$59.36	$649,998
(1)	On August 7, 2007, the Compensation Committee approved the total number of stock options to be allocated among all eligible employees and specifically approved the stock options to be granted to NEOs and all other executive officers. At that time, the Compensation Committee designated August 14, 2007 as the actual grant date of these options, at an option exercise price of 100% of the closing price of the Company’s common stock on the NYSE on that date.

(2)

Performance-based options expire seven years from the date of grant and, if performance conditions are met, vest at a rate of 40% after the first two years and 1.67% per month thereafter for years three through five. Options become vested and exercisable provided the employee continues employment with the

Company through the applicable vesting date, and remain exercisable until expiration or cancellation. Performance-based options require FactSet to make assumptions regarding the likelihood of achieving Company performance goals. The number of performance-based options that vest will be predicated on the Company achieving the least favorable performance levels of organic subscriptions or diluted earnings per share during the two years ended August 31, 2009. Dependent on the financial performance levels attained by FactSet during fiscal years 2008 and 2009, 20%, 60%, 100% or none of the performance-based stock options will ultimately vest to the grantees of those stock options. At August 31, 2007 the Company has estimated that none of the performance-based stock options granted during fiscal 2007 should vest. The Company’s estimate reflected the potential adverse impact the dislocation in the U.S. credit markets in August 2007 could have on many of its clients. The number and dollar value of performance-based stock options listed above reflect the estimated maximum possible payout under non-equity incentive plan awards.

(3)	The dollar values of option awards disclosed in these columns are equal to the grant date fair value computed in accordance with SFAS 123R excluding assumptions for forfeitures. The grant date fair value amounts assume 100% of the performance-based stock options will vest. The fair values of the option grants are estimated using a lattice-binomial option-pricing model. Assumptions utilized in the model were term structure of risk-free rates of return ranging from 4.46% to 4.90%, term structure of volatility ranging from 27%-41% and a dividend yield of 0.81%. Expected life, an output in a binomial option-pricing model, is 4.79 years for the service-based stock options and 5.23 years for the performance-based stock options.

Option Exercises and Stock Vested, page 20

13.	Please revise the Option Exercises and Stock Vested table to conform to the requirements of Item 402(g).

Response:

FactSet did not grant any stock awards to any Named Executive Officers and therefore did not include the last two columns of the table based on the format in Item 402(g). Revised disclosure is set forth below. This disclosure, appropriately modified, will be provided in all prospective proxy filings.

Option Exercises and Stock Vested

The following table provides information on stock option exercises in fiscal 2007 by the named Executive Officers and the value of such officers’ unexercised stock options at August 31, 2007. There were no stock awards outstanding for named Executive Officers during fiscal 2007.

Name	Number of Shares Acquired On Exercise (#)	Value Realized on Exercise ($) (1)
P. Hadley	—	—
M. DiChristina	58,831	2,538,807
M. Frankenfield	9,000	406,268
P. Walsh	—	—
K. Kennedy	7,515	284,578
(1)	Based upon the market price of the purchased shares on the exercise date less the option exercise price paid for such shares.

This disclosure, appropriately modified, will be provided in all prospective proxy filings.

* * * * *

The Company’s view is that the additional disclosure and analyses offered in this response letter do not constitute material changes to the Annual Report on Form 10-K or to the Definitive Proxy Statement on Schedule 14A. The Company is willing to make additional and corrected disclosures, appropriately modified, in prospective annual report and proxy filings. However, the Company believes that the additional disclosure is not material in the mix of information provided to warrant the amendment of any historical filings. The Company also notes that the Annual Shareholders’ Meeting for 2007 occurred on December 18, 2007.

In connection with the Company’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or require more information, please contact me (203) 810-1578; pwalsh@factset.com or Rachel R. Stern, the Company’s General Counsel and Secretary at (203) 810-1813; rstern@factset.com.

Sincerely,

/s/ PETER G. WALSH

Peter G. Walsh
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Jason Niethamer, United States Securities and Exchange Commission

Katherine Wray, United States Securities and Exchange Commission

Maurizio Nicolelli, Comptroller, FactSet Research Systems Inc.